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Fact Sheet

Consolidated Financial Data - Second Quarter, Fiscal 2020

38.4% YoY	11.4% YoY	3.3% QoQ	1.2% QoQ	$2.8 bn
Digital CC growth	CC growth	CC growth	OM expansion to 21.7%	Large deal signings

Revenue Growth- Q2 20

	Reported	CC
QoQ growth (%)	2.5	3.3
YoY growth (%)	9.9	11.4

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018	Reported	CC
Digital	1,230	1,119	905	36.0	38.4
Core	1,980	2,012	2,016	(1.8)	(0.7)
Total	**3,210**	**3,131**	**2,921**	**9.9**	**11.4**
Digital Revenues as % of Total Revenues	*38.3*	*35.7*	*31.0*		

Refer Note 2.16 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018	Reported	CC
Financial services	31.9	31.4	32.2	8.6	10.3
Retail	15.2	15.8	16.8	(0.6)	1.1
Communication	13.1	13.8	12.3	17.2	19.2
Energy, Utilities, Resources & Services	13.1	13.0	12.3	17.3	19.1
Manufacturing	10.1	9.6	9.6	15.2	16.9
Hi Tech	7.6	7.7	7.5	11.5	11.7
Life Sciences	6.4	6.1	6.4	10.1	10.9
Others	2.6	2.6	2.9	(0.7)	0.3
Total	**100.0**	**100.0**	**100.0**	**9.9**	**11.4**

Refer Note 2.15 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018	Reported	CC
North America	61.4	61.6	60.3	11.8	11.9
Europe	24.1	23.6	24.0	10.5	14.6
Rest of the world	11.8	12.5	13.2	(1.5)	1.9
India	2.7	2.3	2.5	17.9	17.9
Total	**100.0**	**100.0**	**100.0**	**9.9**	**11.4**

Client Data

	Quarter ended		
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018
Number of Clients			
Active	1,364	1,336	1,222
Added during the period (gross)	96	112	73
Number of million dollar clients*			
1 Million dollar +	693	680	633
10 Million dollar +	228	228	205
50 Million dollar +	61	59	58
100 Million dollar +	27	27	23
Client contribution to revenues			
Top client	3.2%	3.2%	3.9%
Top 10 clients	19.2%	20.0%	19.4%
Top 25 clients	34.6%	34.9%	34.7%
Repeat business	98.1%	99.0%	98.2%
Days Sales Outstanding	66	68	66

*LTM (Last twelve months) Revenues

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018
Effort			
Onsite	28.2	28.7	28.4
Offshore	71.8	71.3	71.6
Utilization			
Including trainees	81.6	80.3	80.2
Excluding trainees	84.9	83.1	85.6

Revenue per Employee

(In US $ K)

	Quarter ended		
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018
Revenue per Employee - Consolidated	54.4	54.1	54.7

Employee Metrics

(Nos.)

	Quarter ended		
	Sep 30, 2019	Jun 30, 2019	Sep 30, 2018
Total employees	2,36,486	2,29,029	2,17,739
S/W professionals	2,22,851	2,15,412	2,05,150
Sales & Support	13,635	13,617	12,589
Attrition % (Annualized Standalone)	19.4%	21.5%	19.9%
Attrition % (Annualized Consolidated)	21.7%	23.4%	22.2%
% of Women Employees	37.4%	37.0%	36.8%

Statement of Comprehensive Income for three months ended,
(As per IFRS)

In US $ million, except per equity share data

Particulars	Sep 30, 2019	Sep 30, 2018	Growth % Q2 20 over Q2 19	Jun 30, 2019	Growth % Q2 20 over Q1 20
Revenues	**3,210**	**2,921**	**9.9**	**3,131**	**2.5**
Cost of sales	2,140	1,884	13.6	2,122	0.8
Gross Profit	**1,070**	**1,037**	**3.2**	**1,009**	**6.0**
Operating Expenses:					
Selling and marketing expenses	165	154	7.1	169	(2.4)
Administrative expenses	209	191	9.4	198	5.6
Total Operating Expenses	**374**	**345**	**8.4**	**367**	**1.9**
Operating Profit	**696**	**692**	**0.5**	**642**	**8.3**
Operating Margin %	***21.7***	***23.7***	***(2.0)***	***20.5***	***1.2***
Other Income, net	89	105	(15.2)	106	(16.0)
Finance cost[(1)]	(6)	-	-	(6)	0.0
Profit before income taxes	**779**	**797**	**(2.3)**	**742**	**5.0**
Income tax expense	207	216	(4.2)	196	5.6
Net Profit	**572**	**581**	**(1.6)**	**546**	**4.7**
Non-controlling interests	3	-	-	-	-
Net Profit (after Non-controlling interests)	**569**	**581**	**(2.1)**	**546**	**4.3**
Basic EPS ($)	**0.13**	**0.13**	**0.2**	**0.13**	**5.6**
Diluted EPS ($)	**0.13**	**0.13**	**0.2**	**0.13**	**5.6**

Statement of Comprehensive Income for six months ended,
(As per IFRS)

In US $ million, except per equity share data

Particulars	Sep 30, 2019	Sep 30, 2018	Growth %
Revenues	**6,340**	**5,753**	**10.2**
Cost of sales	4,261	3,703	15.1
Gross Profit	**2,079**	**2,050**	**1.4**
Operating Expenses:			
Selling and marketing expenses	333	303	9.9
Administrative expenses	408	384	6.3
Total Operating Expenses	**741**	**687**	**7.9**
Operating Profit	**1,338**	**1,363**	**(1.8)**
Operating Margin %	***21.1***	***23.7***	***(2.6)***
Other Income, net	195	212	(8.0)
Finance cost[(1)]	(12)	-	-
Reduction in the fair value of Disposal Group held for sale[(2)]	-	(39)	-
Profit before income taxes	**1,521**	**1,536**	**(1.0)**
Income tax expense	403	420	(4.0)
Net Profit	**1,118**	**1,116**	**0.2**
Non-controlling interests	3	-	-
Net Profit (after Non-controlling interests)	**1,115**	**1,116**	**(0.0)**
Basic EPS ($)	**0.26**	**0.26**	**1.6**
Diluted EPS ($)	**0.26**	**0.26**	**1.6**

[(1)] On account of adoption of IFRS 16- Leases effective April 1, 2019.
[(2)] Represents a reduction in the fair value amounting $39 million (₹270 crore) in respect of Panaya for the six months ended September 30, 2018.

Statement of Comprehensive Income for three months ended,
(As per IFRS)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2019	Sep 30, 2018	Growth % Q2 20 over Q2 19	Jun 30, 2019	Growth % Q2 20 over Q1 20
Revenues	**22,629**	**20,609**	**9.8**	**21,803**	**3.8**
Cost of sales	15,079	13,281	13.5	14,779	2.0
Gross Profit	**7,550**	**7,328**	**3.0**	**7,024**	**7.5**
Operating Expenses:					
Selling and marketing expenses	1,162	1,088	6.8	1,174	(1.0)
Administrative expenses	1,476	1,346	9.7	1,379	7.0
Total Operating Expenses	**2,638**	**2,434**	**8.4**	**2,553**	**3.3**
Operating Profit	**4,912**	**4,894**	**0.4**	**4,471**	**9.9**
Operating Margin %	***21.7***	***23.7***	***(2.0)***	***20.5***	***1.2***
Other Income, net	626	739	(15.3)	736	(14.9)
Finance cost[(1)]	(42)	-	-	(40)	5.0
Profit before income taxes	**5,496**	**5,633**	**(2.4)**	**5,167**	**6.4**
Income tax expense	1,459	1,523	(4.2)	1,365	6.9
Net Profit	**4,037**	**4,110**	**(1.8)**	**3,802**	**6.2**
Non-controlling interests	18	-	-	4	350
Net Profit (after Non-controlling interests)	**4,019**	**4,110**	**(2.2)**	**3,798**	**5.8**
Basic EPS (₹)	**9.46**	**9.45**	**0.0**	**8.83**	**7.1**
Diluted EPS (₹)	**9.44**	**9.44**	**0.0**	**8.82**	**7.1**

Statement of Comprehensive Income for six months ended,
(As per IFRS)

In ₹ crore, except per equity share data

Particulars	Sep 30, 2019	Sep 30, 2018	Growth %
Revenues	**44,432**	**39,737**	**11.8**
Cost of sales	29,858	25,569	16.8
Gross Profit	**14,574**	**14,168**	**2.9**
Operating Expenses:			
Selling and marketing expenses	2,336	2,092	11.7
Administrative expenses	2,855	2,645	7.9
Total Operating Expenses	**5,191**	**4,737**	**9.6**
Operating Profit	**9,383**	**9,431**	**(0.5)**
Operating Margin %	***21.1***	***23.7***	***(2.6)***
Other Income, net	1,362	1,465	(7.0)
Finance cost[(1)]	(82)	-	-
Reduction in the fair value of Disposal Group held for sale[(2)]	-	(270)	-
Profit before income taxes	**10,663**	**10,626**	**0.3**
Income tax expense	2,824	2,905	(2.8)
Net Profit	**7,839**	**7,721**	**1.5**
Non-controlling interests	22	-	-
Net Profit (after Non-controlling interests)	**7,817**	**7,721**	**1.2**
Basic EPS (₹)	**18.28**	**17.76**	**2.9**
Diluted EPS (₹)	**18.25**	**17.74**	**2.9**

[(1)] On account of adoption of IFRS 16- Leases effective April 1, 2019.

[(2)] Represents a reduction in the fair value amounting ₹270 crore ($39 million) in respect of Panaya for the six months ended September 30, 2018.